Filing under Rule 425 under
                                                      the Securities Act of 1933
                                   and deemed filed under Rules 14d-2 and 14a-12
                                          of the Securities Exchange Act of 1934
                                                 Filing by: Carnival Corporation
                                      Subject Company: P&O Princess Cruises plc.
                                             SEC File No. of Princess: 001-15136



                                                                   14 April 2003


                CARNIVAL CORPORATION AND P&O PRINCESS CRUISES PLC
--------------------------------------------------------------------------------
                       RESULT OF CARNIVAL SPECIAL MEETING


Carnival Corporation ("Carnival") and P&O Princess Cruises plc ("P&O Princess") announce that today Carnival's shareholders have approved the proposed DLC transaction between the two companies. The vote was held at a special meeting of Carnival shareholders in New York City.

P&O Princess shareholders are scheduled to vote on the proposed DLC transaction at an Extraordinary General Meeting in London on 16 April 2003. Assuming the DLC transaction is approved by P&O Princess shareholders, P&O Princess will begin trading under the Carnival plc name on the London Stock Exchange, and its ADSs will begin trading on the New York Stock Exchange, on 22 April 2003.

"WE ARE VERY PLEASED THAT CARNIVAL CORPORATION SHAREHOLDERS HAVE APPROVED THE PROPOSED DLC TRANSACTION," said Micky Arison, Chairman and CEO of Carnival. "THE CARNIVAL/P&O PRINCESS COMBINATION WILL CREATE ONE OF THE WORLD'S LARGEST LEISURE TRAVEL COMPANIES, WHILE PROVIDING ENHANCED VALUE TO THE SHAREHOLDERS OF BOTH ORGANIZATIONS AND TREMENDOUS OPPORTUNITIES FOR EMPLOYEES OF THE CRUISE BRANDS WITHIN THE COMBINED GROUP. WE TRUST THAT P&O PRINCESS SHAREHOLDERS SHARE OUR ENTHUSIASM REGARDING THE FUTURE PROSPECTS OF THE PROPOSED COMBINATION AND LOOK FORWARD TO RECEIVING THEIR APPROVAL OF THE DLC TRANSACTION ON 16 APRIL."



ENQUIRIES:

CARNIVAL                                        Telephone: +44 20 7831 3113
Nic Bennett (Financial Dynamics)

P&O PRINCESS CRUISES PLC                        Telephone: +44 20 7404 5959
Sophie Fitton (Brunswick)
Sarah Tovey

Terms used in this announcement have the same meaning as in the announcement dated 8 January 2003.

The directors of Carnival accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Carnival (who have taken all reasonable care to ensure such is the case), the information contained herein for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Merrill Lynch International and UBS Ltd., a subsidiary of UBS AG, are acting as joint financial advisors and joint corporate brokers exclusively to Carnival and no one else in connection with the Carnival DLC transaction and the Partial Share Offer and will not be responsible to anyone other than Carnival for providing the protections afforded to clients respectively of Merrill Lynch International and UBS Ltd. as the case may be or for providing advice in relation to the Carnival DLC transaction and the Partial Share Offer.

Citigroup Global Markets Limited ("Citigroup") and Credit Suisse First Boston (Europe) Limited are acting for P&O Princess and no one else in connection with the matters referred to herein and will not be responsible to any other person for providing the protections afforded to clients of Citigroup or Credit Suisse First Boston (Europe) Limited or for providing advice in relation to the matters referred to herein.

SHAREHOLDER DISCLOSURE OBLIGATIONS

Any person who, alone or acting together with any other person(s) pursuant to an agreement or understanding (whether formal or informal) to acquire or control securities of P&O Princess or Carnival, owns or controls, or become the owner or controller, directly or indirectly of one per cent. or more of any class of securities of P&O Princess or Carnival is generally required under the provisions of Rule 8 of the Takeover Code to disclose to a Regulatory Information Service ("RIS") and the Panel of every dealing in such securities during the period from 16 December 2001, the date of the announcement of the original Offer, until the closing of the DLC transaction. Dealings by Carnival or P&O Princess or by their respective "associates" (within the definitions set out in the Takeover Code) in any class of securities of Carnival or P&O Princess must also be disclosed. Please consult your financial advisor immediately if you believe this rule may be applicable to you.

Disclosure should be made on an appropriate form before 12 noon (London time) on the business day following the date of the dealing transaction. These disclosures should be registered with a RIS (e.g. the Company Announcements Office of the London Stock Exchange (fax number: +44 20 7588 6057)) and to the Panel (fax number: +44 20 7256 9386).

CAUTIONARY NOTE CONCERNING FACTORS THAT MAY AFFECT FUTURE RESULTS

Certain statements in this announcement constitute "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. Carnival and P&O Princess have tried, wherever possible, to identify such statements by using words such as "anticipate", "assume", "believe", "expect", "forecast", "future", "intend", "plan" and words and terms of similar substance in connection with any discussion of future operating or financial performance. These forward-looking statements, including those which may impact the forecasting of Carnival's and/or P&O Princess' net revenue yields, booking levels, pricing, occupancy or business prospects, involve known and unknown risks, uncertainties and other factors, which may cause Carnival's and/or P&O Princess' actual results, performances or achievements to be materially different from any future results, performances or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions which may impact levels of disposable income of consumers and the net revenue yields for Carnival's and/or P&O Princess' cruise products; consumer demand for cruises and other vacation options; other vacation industry competition; effects on consumer demand of armed conflicts, political instability, terrorism, adverse media publicity and the availability of air service; shifts in consumer booking patterns; increases in vacation industry capacity, including cruise capacity; continued availability of attractive port destinations; changes in tax laws and regulations; changes and disruptions in equity, financial and insurance markets; Carnival's and/or P&O Princess' financial and contractual counterparties' ability to perform; Carnival's and/or P&O Princess' ability to implement its brand strategy, Carnival's and/or P&O Princess' ability to implement its shipbuilding program and to continue to expand its business worldwide; Carnival's and/or P&O Princess' ability to attract and retain shipboard crew; changes in foreign currency and interest rates and increases in security, food, fuel, and insurance costs; delivery of new ships on schedule and at the contracted prices; weather patterns and natural disasters; unscheduled ship repairs and drydocking; incidents involving cruise ships; impact of pending or threatened litigation; Carnival's and/or P&O Princess' ability to successfully implement cost improvement plans; the continuing financial viability and/or consolidation of Carnival's and/or P&O Princess' travel agent distribution system; Carnival's and/or P&O Princess' ability to successfully integrate business acquisitions and changes in laws and regulations.

These risks may not be exhaustive. Carnival and P&O Princess operate in a continually changing business environment, and new risks emerge from time to time. Carnival cannot predict such risks nor can it assess the impact, if any, of such risks on its business or the extent to which any risk, or combination of risks may cause actual results to differ from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results. Neither Carnival nor P&O Princess undertake any obligation publicly to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

IN CONNECTION WITH CARNIVAL'S DUAL LISTED COMPANY PROPOSAL (WHICH INCLUDES A PARTIAL SHARE OFFER TO P&O PRINCESS SHAREHOLDERS), THE US SECURITIES AND EXCHANGE COMMISSION HAS DECLARED EFFECTIVE A REGISTRATION STATEMENT ON FORM S-4/STATEMENT ON SCHEDULE TO. THE REGISTRATION STATEMENT CONTAINS A PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE DUAL LISTED COMPANY PROPOSAL. CARNIVAL MAILED TO SHAREHOLDERS OF P&O PRINCESS THE PROSPECTUS CONTAINED IN THE REGISTRATION STATEMENT/SCHEDULE TO. THE REGISTRATION STATEMENT, THE PROSPECTUS AND THE SCHEDULE TO CONTAIN IMPORTANT INFORMATION ABOUT CARNIVAL, P&O PRINCESS, THE DUAL LISTED COMPANY PROPOSAL, THE PARTIAL SHARE OFFER AND RELATED MATTERS. SHAREHOLDERS OF P&O PRINCESS SHOULD READ THE REGISTRATION STATEMENT, THE PROSPECTUS, THE SCHEDULE TO AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE DUAL LISTED COMPANY PROPOSAL CAREFULLY BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE DLC TRANSACTION AND THE PARTIAL SHARE OFFER. THE REGISTRATION STATEMENT, THE PROSPECTUS, THE SCHEDULE TO AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE DUAL LISTED COMPANY PROPOSAL, THE PARTIAL SHARE OFFER AND PRIOR PRECONDITIONAL OFFER ARE AVAILABLE FREE OF CHARGE AT THE SEC'S WEB SITE, AT WWW.SEC.GOV. IN ADDITION, THESE DOCUMENTS WILL BE MADE AVAILABLE TO SHAREHOLDERS OF P&O PRINCESS FREE OF CHARGE BY WRITING TO TIM GALLAGHER AT CARNIVAL CORPORATION, CARNIVAL PLACE, 3655 N.W. 87 AVENUE, MIAMI, FLORIDA, 33178-2428.

IN ADDITION TO THE REGISTRATION STATEMENT, THE PROSPECTUS, THE SCHEDULE TO AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE DUAL LISTED COMPANY PROPOSAL, CARNIVAL IS OBLIGATED TO FILE ANNUAL, QUARTERLY AND CURRENT REPORTS, PROXY STATEMENTS AND OTHER INFORMATION WITH THE SEC. PERSONS MAY READ AND COPY ANY REPORTS, STATEMENTS AND OTHER INFORMATION FILED WITH THE SEC AT THE SEC'S PUBLIC REFERENCE ROOM AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549. PLEASE CALL THE SEC AT 1-800-732-0330 FOR FURTHER INFORMATION ON THE PUBLIC REFERENCE ROOM. FILINGS WITH THE SEC ALSO ARE AVAILABLE TO THE PUBLIC FROM COMMERCIAL DOCUMENT-RETRIEVAL SERVICES AND THROUGH THE WEB SITE MAINTAINED BY THE SEC AT WWW.SEC.GOV.

THE SEC HAS DECLARED EFFECTIVE A REGISTRATION STATEMENT ON FORM F-4 IN CONNECTION WITH THE DEEMED EXCHANGE OF P&O PRINCESS SHARES IN CONNECTION WITH THE DLC TRANSACTION. THE FORM F-4 CONTAINS A PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE DEEMED EXCHANGE OF P&O PRINCESS SHARES AND/OR THE DLC TRANSACTION. P&O PRINCESS HAS MAILED A CIRCULAR WITH RESPECT TO THE DLC TRANSACTION TO SHAREHOLDERS OF P&O PRINCESS. THE CIRCULAR, FORM F-4 AND THE PROSPECTUS CONTAIN IMPORTANT INFORMATION ABOUT P&O PRINCESS, CARNIVAL, THE DEEMED EXCHANGE OF P&O PRINCESS SHARES, THE DLC TRANSACTION, THE PARTIAL SHARE OFFER AND RELATED MATTERS. P&O PRINCESS SHAREHOLDERS SHOULD READ THE CIRCULAR, FORM F-4, THE PROSPECTUS AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE DEEMED EXCHANGE OF P&O PRINCESS SHARES AND THE PARTIAL SHARE OFFER CAREFULLY BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE DLC TRANSACTION AND THE PARTIAL SHARE OFFER. THE CIRCULAR, FORM F-4, THE PROSPECTUS AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE DLC TRANSACTION ARE AVAILABLE FREE OF CHARGE AT THE SEC'S WEB SITE, AT WWW.SEC.GOV. IN ADDITION, THE PROSPECTUS AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE DLC TRANSACTION WILL BE MADE AVAILABLE TO INVESTORS FREE OF CHARGE BY WRITING TO P&O PRINCESS CRUISES PLC, 11-12 CHARLES II STREET, LONDON SW1Y 4QU, ENGLAND, ATTENTION COMPANY SECRETARY. IN ADDITION TO THE FORM F-4, THE PROSPECTUS AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE DEEMED EXCHANGE OF P&O PRINCESS SHARES IN CONNECTION WITH THE DLC TRANSACTION, P&O PRINCESS IS OBLIGATED TO FILE ANNUAL REPORTS AND OTHER INFORMATION WITH THE SEC. PERSONS MAY READ AND COPY ANY REPORTS, STATEMENTS AND OTHER INFORMATION FILED WITH THE SEC AT THE SEC'S PUBLIC REFERENCE ROOM AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549. PLEASE CALL THE SEC AT 1-800-732-0330 FOR FURTHER INFORMATION ON THE PUBLIC REFERENCE ROOM. FILINGS WITH THE SEC ARE ALSO AVAILABLE TO THE PUBLIC FROM COMMERCIAL DOCUMENT-RETRIEVAL SERVICES AND AT THE WEB SITE MAINTAINED BY THE SEC AT WWW.SEC.GOV.

THE CONSUMMATION OF THE PARTIAL SHARE OFFER AND THE DUAL LISTED COMPANY PROPOSAL ARE SUBJECT TO VARIOUS CONDITIONS INCLUDING APPROVAL OF THE P&O PRINCESS SHAREHOLDERS.